Exhibit 4.11

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Bragg Gaming Group Inc. (the “Corporation”)

100 King Street West, Suite 3400

Toronto, Ontario

M5X 1A4

Item 2.	Date of Material Change

May 11, 2021

Item 3.	News Release

A news release with respect to the material change referred to in this report was issued by the Corporation on May 12, 2021 through Globe Newswire and filed on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com under the Corporation’s profile.

Item 4.	Summary of Material Change

The Corporation entered into a definitive membership interest purchase agreement dated May 11, 2021 (“MIPA”) with Spin Games LLC (“Spin”), a Reno, Nevada based B2B gaming technology and content provider to purchase 100% of the membership interests of Spin (“Transaction”). Under the terms of the MIPA, the Corporation has agreed to pay a purchase price consisting of: (i) US$10 million in cash; and (ii) US$20 million in common shares in the capital of the Corporation (“Common Shares”), of which US$5 million worth of Common Shares will be payable on closing and US$5 million worth of Common Shares will be payable on each of the next three anniversaries of the closing date of the Transaction (collectively, the “Purchase Price”). The Purchase Price is subject to closing and post-closing adjustments. The Transaction is subject to customary closing conditions, including final approval of the Toronto Stock Exchange and required regulatory approvals.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of Material Change

On May 12, 2021, the Corporation announced that it had entered into the MIPA with Spin to purchase 100% of the membership interests of Spin.

Based in Reno, Nevada, with over 30 employees, Spin is a B2B gaming technology and content provider currently servicing the US market. Spin, will provide the Corporation with immediate technical, product, regulatory and compliance know- how specific to the US market. Spin’s founder, Kent Young, who brings over 30 years of gaming sector executive experience, will immediately join the Corporation as President – Americas and will play a key role in the Corporation’s US growth strategy.

The Transaction offers a compelling strategic and financial rationale and is consistent with the Corporation’s previously announced strategy to diversify its revenue from European markets and grow its US operations to capitalize on the growing US and Canadian online casino markets. The Transaction, upon completion, serves to immediately establish the Corporation’s US operating footprint setting the foundation for the Corporation’s growth strategy in the region.

As a result of the Transaction, the Corporation expects to gain access to key strategic operator relationships in the US including BetMGM / Roar Digital, Caesars, FanDuel, Golden Nugget, Hard Rock, DraftKings, TwinSpires, Penn National Gaming, Resorts, Parx, Rush Street Interactive, Unibet and WynnBet. The Corporation intends to leverage these key operator relationships to cross-sell its existing casino content currently live in European markets while continuing to develop its US-centric content creation. Spin’s remote gaming server and casino content are fully licensed and distributed in New Jersey, Pennsylvania, Michigan, and is licensed, but with deployment pending, in British Columbia. In British Columbia, Spin has entered into an online services agreement with the British Columbia Lottery Corporation, and is fully licensed, under the supplier registration, by the British Columbia Gaming Policy and Enforcement Branch. Deployment in British Columbia is pending technical integration, which is in the process of being implemented with Scientific Games Corporation, the platform provider

Upon completion of the Transaction, the combined offering of Spin and the Corporation’s wholly owned subsidiary, ORYX Gaming (“Oryx”), will position the Corporation to deliver an enhanced full turnkey iGaming, sports betting and player engagement platform into the rapidly growing US market. The initial planning of technical integrations between Spin and Oryx is currently underway and the combined offering will deliver the benefits of Oryx’s advanced turnkey Player Engagement Platform with Spin’s technology, local market know-how and US operator relationships. Additionally, the Transaction will deepen the Corporation’s global development resources with Spin’s existing development center located in Chennai, India.

The Transaction remains subject to certain customary closing conditions, including the approval of state gaming regulators. The Transaction is expected to be completed in late Q4 2021.

Forward-Looking Statements

Certain information contained in this material change report may be forward- looking statements or “forward-looking information” within the meaning of applicable securities laws (“forward looking-statements”). Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This material change report includes forward-looking statements pertaining to, among other things, the Corporation’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to, the following risks and uncertainties: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; the Transaction may not be able to be completed on satisfactory terms or at all; and the Corporation may not be able to raise additional capital. Among other things, the Corporation has assumed that its businesses will operate as anticipated, that it will be able to complete the Transaction on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. In particular, there can be no assurance that we will complete the Transaction or enter into agreements with respect to other acquisitions. The forward-looking statements contained in this material change report are made as of the date hereof and the Corporation has no obligation to publicly update such forward-looking statements to reflect new information, subsequent or otherwise, unless required by applicable securities laws. The reader is warned against placing undue reliance on these forward-looking statements.

Item 5.2	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Executive Officer

For further information, please contact Yaniv Spielberg, CSO, Bragg Gaming Group Inc., Phone: 1-647-800-2282, Email: info@bragg.games.

Item 9.	Date of Report

May 20, 2021